UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

FLEXSHOPPER, INC.

(Name of Issuer)

Common stock

(Title of Class of Securities)

33939J105

(CUSIP Number)

September 28, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

✓	Rule 13d-1(c)

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Exhibit Index:  Page 8

CUSIP No. 33939J105                                             13G                                             Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS PITA Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 734,694
		6	SHARED VOTING POWER none
		7	SOLE DISPOSITIVE POWER 734,694
		8	SHARED DISPOSITIVE POWER none
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 734,694 shares of common stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.2%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 33939J105                                             13G                                             Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS NRNS Capital Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,507,395 shares of common stock
		6	SHARED VOTING POWER none
		7	SOLE DISPOSITIVE POWER 1,507,395 shares of common stock
		8	SHARED DISPOSITIVE POWER none
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,507,395 shares of common stock (A)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☑
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.6%
12	TYPE OF REPORTING PERSON OO

(A)

The number of shares of common stock beneficially owned by NRNS Capital Holdings, LLC excludes 753,697 shares which are issuable upon the exercise of a common stock purchase warrant.  Under the terms of the warrant, the holder may not exercise the warrant to the extent such exercise would cause the holder, together with its affiliates, to beneficially own a number of shares of common stock which would exceed 4.99% of FlexShopper, Inc.’s then outstanding shares of common stock following such exercise. This limitation may be increased to 9.99% at the holder’s option upon 61 days notice to FlexShopper, Inc.

CUSIP No. 33939J105                                             13G                                             Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS Howard S. Dvorkin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,242,089 shares of common stock
		6	SHARED VOTING POWER none
		7	SOLE DISPOSITIVE POWER 2,242,089 shares of common stock
		8	SHARED DISPOSITIVE POWER none
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,242,089 shares of common stock (A)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☑
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.8%
12	TYPE OF REPORTING PERSON IN

(A)

The number of shares of common stock beneficially owned by Mr. Dvorkin excludes 753,697 shares of FlexShopper, Inc.’s common stock which are issuable upon the exercise of a common stock warrant held of record by NRNS Capital Holdings, LLC.  Under the terms of the warrant, the holder may not exercise the warrant to the extent such exercise would cause the holder, together with its affiliates, to beneficially own a number of shares of common stock which would exceed 4.99% of FlexShopper, Inc.’s then outstanding shares of common stock following such exercise. This limitation may be increased to 9.99% at the holder’s option upon 61 days notice to FlexShopper, Inc.

CUSIP No. 33939J105                                             13G                                             Page 5 of 9 Pages

ITEM 1(a).

NAME OF ISSUER

FlexShopper, Inc.

ITEM 1(b).

ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

2700 N. Military Trail

Suite 200

Boca Raton, FL 33431

ITEM 2(a).

NAME OF PERSON FILING.

This Schedule 13G (Amendment No. 1) is being filed on behalf of PITA Holdings LLC, a Florida limited liability company (“PITA”), NRNS Capital Holdings, LLC, a Florida limited liability company (“NRNS Capital”) and Howard S. Dvorkin, a U.S. citizen (collectively, the “Reporting Persons”).

Beta Investment Group, Inc., a Florida corporation (“Beta”) is the manager of PITA.  Mr. Dvorkin is President of Beta and in such position has the right to direct the vote and disposition of securities owned by PITA.  Mr. Dvorkin is also the manager of NRNS Capital and in such position has the right to direct the vote and disposition of securities owned by NRNS Capital.   Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G (Amendment No. 1) as Exhibit A, pursuant to which the Reporting Persons have agreed to file this Schedule 13G (Amendment No. 1) jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.  However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

ITEM 2(b).

ADDRESS OR PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.

The principal business office of the Reporting Persons is 6360 NW 5 Way, Fort Lauderdale, FL  33309.

ITEM 2(c).

CITIZENSHIP.

See item 2(a).

ITEM 2(d).

TITLE OF CLASS OF SECURITIES:

Common stock

ITEM 2(e).

CUSIP No.

33939J105

ITEM 3.

IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B):

Not applicable.

ITEM 4.

OWNERSHIP

A.

PITA:

(a)

Amount beneficially owned: 734,694

(b)

Percentage of class: 4.2%

(c)

Number of shares as to which the person has:

(i)

Sole power to vote or to direct the vote: 734,694 shares of common stock

(ii)

Shared power to vote or to direct the vote:  none

(iii)

Sole power to dispose or to direct the disposition of: 734,694 shares of common stock

(iv)

Shared power to dispose or to direct the disposition of: none

CUSIP No. 33939J105                                             13G                                             Page 6 of 9 Pages

B.

NRNS Capital:

(a)

Amount beneficially owned: 1,507,395 (see footnote (A) on page 4 of this Schedule)

(b)

Percentage of class: 8.6%

(c)

Number of shares as to which the person has:

(i)

Sole power to vote or to direct the vote: 1,507,395 shares of common stock

(ii)

Shared power to vote or to direct the vote:  none

(iii)

Sole power to dispose or to direct the disposition of: 1,507,395 shares of common stock

(iv)

Shared power to dispose or to direct the disposition of: none

ITEM 5.

OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6.

OWNERSHIP OF MORE THAN 5 PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.

IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.

IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.

NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.

CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, or other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 33939J105                                             13G                                             Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PITA HOLDINGS LLC

Date: October 2, 2018	By:	/s/ Howard S. Dvorkin
Howard S. Dvorkin

NRNS CAPITAL HOLDINGS, LLC

Date: October 2, 2018	By:	/s/ Howard S. Dvorkin
Howard S. Dvorkin

Date: October 2, 2018	/s/ Howard S. Dvorkin
Howard S. Dvorkin

CUSIP No. 33939J105                                             13G                                             Page 8 of 9 Pages

EXHIBIT INDEX

Page

A	Joint Filing Agreement dated as of October 2, 2018 by and among PITA Holdings LLC, NRNS Capital Holdings, LLC and Howard S. Dvorkin.	9

CUSIP No. 33939J105                                             13G                                             Page 9 of 9 Pages

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned have agreed to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to certain shares of Class A common stock of Social Reality, Inc. and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on October 2, 2018.

PITA HOLDINGS LLC

By:	/s/ Howard S. Dvorkin
Howard S. Dvorkin

NRNS CAPITAL HOLDINGS, LLC

By:	/s/ Howard S. Dvorkin
Howard S. Dvorkin

/s/ Howard S. Dvorkin
Howard S. Dvorkin